Afya Limited Announces a New Rule 10b5-1 Share Repurchase Program

March 24, 2023 – Afya Limited, or Afya (Nasdaq: AFYA), today announced that, after the completion of its third share repurchase program, which resulted in the purchase of 1,874,457 Class A common shares, its Board of Directors has approved a new share repurchase program providing for the repurchase of up to 2,000,000 of its outstanding Class A common shares (the “Shares”), which represents approximately 5.8% of its free float in accordance with the conditions established by the Board of Directors on March 23, 2023. Accordingly, in connection with repurchases under the new program, Afya today announced that will enter into a written trading plan (the “Plan”) with BofA Securities, Inc., as the independent broker-dealer, which is intended to comply with the requirements of Rule 10b5-1 (“Rule 10b5-1”) and Rule 10b-18 (“Rule 10b-18”), each under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to the Plan, the independent broker-dealer will act as Afya’s agent to repurchase the Shares in open market transactions, based on prevailing market prices, in privately negotiated transactions or otherwise in compliance with applicable securities laws and regulations, including Rules 10b-18 and 10b5-1, on pre-arranged terms, until the earlier of the completion of the repurchase and December 31, 2024, subject to market conditions. Repurchases made under the Plan are subject to Securities and Exchange Commission regulations including the applicable requirements of Rules 10b5-1 and 10b-18, as well as certain market price, manner, volume, and timing conditions specified in the Plan, including with respect to certain limitations resulting from any repurchases by or on behalf of an Afya affiliated purchaser under its own Rule 10b5-1 trading plan with BofA Securities, Inc., as independent broker-dealer thereunder.

Afya intends the Shares to be repurchased for use in its stock option program, as consideration in futures business combinations transactions, and for general corporate purposes. Afya expects to utilize its existing funds, future dividends to be received from Afya Participações and/or strike price funds to be received in connection with any option exercises under its stock option program to fund repurchases made under the Plan.

Because purchases under the Plan are at the discretion of the independent broker-dealer and are subject to certain pricing parameters, there is no guarantee as to the exact number of Shares that will be repurchased under the Plan. Subject to the rules and regulations of the Exchange Act and other applicable laws, the Plan may be suspended or discontinued at any time in Afya’s sole discretion.

It is Afya’s intention that such purchases under the Plan benefit from the safe harbors provided by Rules 10b-18 and 10b5-1. Accordingly, Afya shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rules 10b-18 or 10b5-1 for purchases under the Plan.

About Afya:

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help physicians to enhance healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br